Exhibit 99.1

[Letterhead of Water Asset Management]

December 7, 2007

Insituform Technologies, Inc.
17988 Edison Avenue
Chesterfield, MO 63005-1195
Attention:         Mr. Alfred L. Woods
Chairman of the Board and
Interim Chief Executive Officer

Dear Mr. Woods:

Water Asset Management, LLC is the managing member of investment partnerships focused exclusively on investing in water related companies around the world. Our principals have extensive investment and operational experience in many aspects of the water industry, and we are a long term investor that focuses on the strategic and intrinsic values of the companies in our portfolio. Funds managed by Water Asset Management own more than 1,275,000 shares, or 4.6%, of Insituform Technologies, Inc. (the "Company"), making us one of the Company's largest shareholders.

Our meeting with you this past Wednesday heightened, rather than allayed, the serious concerns we have about the Company's management, the lack of effective leadership on the Company's board of directors (the "Board") and the sheer destruction of value that shareholders have suffered on your watch. The one positive thing that came out of that meeting was your statement that you and the Board would be willing to consider all available options to enhance shareholder value. We hope that statement was sincere, and we intend to find out.

We entered yesterday's meeting with an open mind to hear you explain the next "new" strategy for the Company. However, we found your understanding and description of the  new strategy thoroughly ill-conceived and lacking in specifics for its execution. You offered little supporting detail on the plan to consolidate back office overhead in Europe. You were imprecise when quantifying targeted cost savings from consolidating resin purchases. You expressed limited knowledge of the specifics of a potential large new international client. You had limited knowledge of important specifics on a number of your significant competitors.

For nearly ten years this Board has failed the Company's shareholders and employees. Under the Board's failed stewardship, the Company's net income in 2007 is now expected to be less than the $9 million that was reported 10 years prior in 1997.

Insituform Technologies, Inc.
Mr. Alfred L. Wood
December 7, 2007

Today's $12.42 closing stock price is less than the $13.71 closing price at year end 1998. This Board has shown no discipline in allowing uncontrolled and excessive corporate spending, and it has shown no judgment in approving an ill-timed and overly aggressive pricing strategy. These strategic blunders have left the Company poorly positioned now that the waste water transmission infrastructure rehabilitation business has become more challenging due to the recent credit crunch and the resulting delays in municipal spending to repair critically deteriorated infrastructure.

This extraordinary record of management failure stands in stark contrast to the vast opportunities within the industry. A study by the consulting firm Booz Allen Hamilton Inc. has put a price tag on fixing the utility infrastructures of urban areas over the next 25 years: $6.5 trillion in the United States and Canada and $41 trillion worldwide. More than half of the needed investment – $3.6 trillion in the U.S. and Canada and $22 trillion worldwide – is needed to upgrade water and sewer systems, according to the study. In 2000, the EPA reported that 23% of the sewage collection pipes that make up the U.S.'s million-mile network were in poor or very poor condition, or their useful lives had already expired. These pipes carry 50 trillion gallons of raw sewage daily. The Company is the world's leading solutions provider for underground infrastructure, with a history of implementing innovative technologies and an approximately 50% market share in the U.S. The Company's poor operating results clearly confirm that the Company lacks the leadership to capitalize on its uniquely strong industry position by profiting from the enormous business opportunity that exists today.

The Company's immediate prospects of turning things around are dim. Not a single independent director on the Board has direct water industry experience, and the Board has proved itself remarkably incapable of challenging senior management's budgeting processes or overseeing strategic planning to guide the business to generate consistent profitability. The chronic hiring and firing of CEOs (you are looking for the third CEO in four years) has resulted in no measurable benefit to any of the Company's constituencies (other than its growing population of former CEOs). Each preceding CEO has left the Company without creating sustainable shareholder value and each has received lucrative severance payments. Meanwhile, the 20-month long search for a new permanent CFO evidently yielded no acceptable or credible outside candidates.

Given all of these failures, we believe that the Company's shareholders will best be served by the Company's immediate hiring of an investment banker and undertaking a process to explore its strategic alternatives, including, most likely, a sale of the Company. Our analysis concludes that there are a number of logical strategic buyers who could pay a significant premium to the current share price. Our analysis also concludes that there is more than $50 million of operating cost savings available to an acquiror from eliminating the Company's duplicative and excessive corporate expenses, optimizing installation crews and rationalizing wet out and manufacturing facilities. These cost savings would

Insituform Technologies, Inc.
Mr. Alfred L. Wood
December 7, 2007

make an acquisition of the Company accretive to a number of strategic buyers, even at a significant premium to the current share price.

In addition to immediately pursuing strategic alternatives, the Company must end its search for a new CEO. Hiring a new CEO at this time will only compound the Company's problems by adding unnecessary expenses and distracting from the process of exploring what we believe to be the best possible course to maximize value for the Company's shareholders – an orderly sale of the Company at a premium, preferably for shares, to a larger, better managed company, with proven water industry experience, significant field mobilization skills and a proven track record of success in making sales to the international governmental market. The Board's track record of hiring and retaining CEOs hardly inspires confidence, and a new CEO is hardly needed to facilitate a sale of the Company.

At a time when much of the world is facing a crisis in the condition of its water and waste water infrastructure, with the brightest long-term prospects for spending that the pipe rehabilitation industry may ever have seen, we are dismayed that the Board has managed to alienate so many of its key employees, customers and shareholders. We are not alone in this assessment:

"Over the twenty five years I have followed the company, it has never lived up to its promise."

Clifford F. Ransom
Ransom Research, Inc.
8/7/07

"Investors appear to have completely lost patience with the company, which appears to be lacking in leadership and strategy."

Debra Coy
Janney Montgomery Scott, LLC
10/24/07

When we met with you on Wednesday, you listened to our proposals and responded that you would informally discuss them with the other directors and bring them up at the Board's regularly scheduled meeting on January 18, 2008. This nonchalance suggests that the best interests of the Company's shareholders is not a matter of urgency for you, as it is to us and our fellow shareholders. Despite these pointed comments, we hope you will take these criticisms to heart and meet with the Board to address them immediately.

Insituform Technologies, Inc.
Mr. Alfred L. Wood
December 7, 2007

In light of the great importance of these matters to the Company's shareholders, and being mindful of the upcoming Holidays, we request that you respond to us no later than December 14.

Yours sincerely,

/s/ Matthew J. Diserio                         /s/ Disque D. Deane, Jr.
Matthew J. Diserio                          Disque D. Deane, Jr.
President                               Chief Investment Officer

CC:     Mr. Stephen P. Cortinovis
        Ms. Stephanie A. Cuskley
        Mr. John P. Dubinsky
        Ms. Juanita H. Hinshaw
        Mr. Alfred T. McNeill
        Mr. Sheldon Weinig